

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
James Vandeberg
Chief Financial Officer
Legend Oil and Gas, Ltd.
1420 5th Avenue, Suite 2200
Seattle, Washington 98101

> **Re: Legend Oil and Gas, Ltd.**
> **Registration Statements on Form S-3**
> **Filed January 13, 2012**
> **File No. 333-179008 and 333-179009**

Dear Mr. Vandeberg:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-3

General

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your registration statement and periodic filings from our letter to you dated January 27, 2012.

Registration Statement on Form S-3, File No. 333-179008

Exhibits

2. You appear to rely on Section 305(b)(2) of the 1939 Trust Indenture Act to delay filing the statement of eligibility and qualification for a trustee. In that regard, we also note your undertaking pursuant to Item 512(j) of Reg S-K. Since the registration statement must include an indenture for each series of debt securities being offered, please file the actual indenture prior to the effectiveness of this registration statement.

3. Please revise your Exhibit Index to include Form T-1 as Exhibit 25.1 and indicate that it will be filed in accordance with Section 305(b)(2).

Exhibit 5.1

4. Your legal opinion appears to limit its scope to only the laws of Washington state and Colorado. Please ensure that you provide a legal opinion covering the law of the state whose law governs the indenture.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Timothy M. Woodland, Esq.
        Cairncross & Hempelmann, P.S.